Exhibit 12.1

KANSAS CITY SOUTHERN
AND SUBSIDIARY COMPANIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	As of December 31st
	2004	2003		2002	2001	2000
Pretax income/(loss) from continuing operations, excluding equity in earnings of unconsolidated affiliates	$52.5	$(10.5)		$20.7	$6.8	$(2.0)
Interest Expense on Indebtedness	44.4	46.4		45.0	52.8	65.8
Portion of Rents Representative of an Appropriate Interest Factor	19.2	19.1		18.3	18.9	19.4
Distributed income of equity investments	8.8	—		—	3.0	5.0

Income (Loss) as Adjusted	$124.9	$55.0		$84.0	$81.5	$88.2

Fixed Charges:
Interest Expense on Indebtedness	$44.4	$46.4		$45.0	$52.8	$65.8
Capitalized Interest	—	—		1.7	4.2	—
Portion of Rents Representative of an Appropriate Interest Factor	19.2	19.1		18.3	18.9	19.4
Preferred Security Dividend as defined by Item 503(d)(B) of Regulation S-K	14.2	7.7		0.4	0.4	0.4

Total Fixed Charges	$77.8	$73.2		$65.4	$76.3	$85.6

Ratio of Earnings to Fixed Charges	1.61	—	(a)	1.28	1.07	1.03

Note: Excludes amortization expense on debt discount due to immateriality

(a)	For the year ended December 31, 2003, the ratio of earnings to fixed charges was less than 1:1. the ratio of earnings to fixed charges would have been 1:1 if a deficiency of $18.2 million was eliminated.